Exhibit 22

List of Guarantor Subsidiaries

The following subsidiaries of Lennox International Inc. (the “Company”) are guarantors with respect to the Company’s 3.00% Notes due 2023:

Guarantor	State or Other Jurisdiction of Formation
Advanced Distributor Products LLC	Delaware
Allied Air Enterprises LLC	Delaware
Heatcraft Inc.	Delaware
Heatcraft Refrigeration Products LLC	Delaware
Lennox Global LLC	Delaware
Lennox Industries Inc.	Delaware
Lennox National Account Services LLC	Florida
LGL Australia (US) Inc.	Delaware
LGL Europe Holding Co.	Delaware
Lennox Switzerland GmbH	Switzerland